Exhibit (a)(2)
Date:  December 4, 2007
To:  Finisar Employees
From:  Steve Workman
RE:  Completion of Restatement of Past Financial Reports and Urgent Information Regarding Your Unexercised Finisar Stock Options
This email contains important information regarding your unexercised stock options.
I am pleased to announce that on December 4, 2007 we completed the required restatement of our past financial results by filing amended financial statements with the Securities and Exchange Commission. As you know, we suspended the exercise of options and issuance of shares under our equity plans during the period that we were reviewing our option grant practices and revising our financial statements. I want to thank you for your patience during this period. With the amended financial statements now filed, you may now exercise your vested options (subject to our normal insider trading policies and blackout rules). However, before you exercise your options, you should be aware that, if you are subject to taxation in the United States, the exercise of certain options may result in adverse tax consequences to you. It is our current intention to offer a program to cure the adverse tax consequences. We recommend that you read this email carefully and consult with your own financial, legal and tax advisors regarding the tax consequences associated with any exercise of your options.
Adverse Tax Consequences of Discounted Options
As a result of the review of the Company’s past option grant practices, the Audit Committee has now determined that certain stock option grants made to employees between January 2000 and January 2006 have an exercise price less than the fair market value of the shares on the measurement date for those options for accounting purposes (“Discounted Options”). Some Discounted Options that vested after December 31, 2004, if exercised by you with their current exercise prices, may subject you to penalty taxes, including an additional 20% tax on the option spread at the time of the exercise plus interest penalties, under Section 409A of the Internal Revenue Code. There may also be additional penalty taxes of up to 20% under the tax laws of the state in which you reside. Our records indicate that it is possible that some of your Finisar stock options that vested after December 31, 2004 may be Discounted Options and could subject you to penalty taxes if you exercise them without first bringing them into compliance with Section 409A. The Section 409A penalties will only apply if you are subject to taxation in the United States.
Our Board of Directors has decided to eliminate any unfavorable tax consequences associated with these outstanding options.
The Company has identified the Discounted Options potentially subject to Section 409A. The grant dates for those options are listed in the chart below, and only the portion of each such option which vests after December 31, 2004 would be covered by Section 409A. If you do not have stock option grants that correspond with the dates on the chart, then you will not be affected by Section 409A.

1/28/2000	3/26/2001	6/10/2002	3/14/2003	3/3/2004	1/21/2005	1/1/2006
5/26/2000	4/17/2001	6/25/2002	8/25/2003	5/17/2004	4/18/2005	1/2/2006
6/1/2000	10/1/2001	10/8/2002	9/10/2003	8/9/2004	10/13/2005	1/5/2006
6/13/2000			12/24/2003	8/16/2004	10/21/2005	1/9/2006
6/15/2000					10/31/2005	1/11/2006
6/29/2000					11/14/2005	1/16/2006
11/20/2000					11/17/2005	1/19/2006
11/21/2005
11/23/2005
11/28/2005
12/5/2005
12/12/2005
12/19/2005

Offer to Mitigate Adverse Tax Consequences under Section 409A
In order to mitigate the adverse tax consequences under Section 409A, we intend to offer current employees who are subject to taxation in the United States and who hold Discounted Options the opportunity to cure them. In the next few days, we will be sending you information relating to a tender offer to remedy the Section 409A-covered options. The tender offer is a process to help you avoid Section 409A taxes and interest penalties by offering to replace your Discounted Options with new options with adjusted exercise prices which in some cases will not change. The tender offer document, which will be filed with the Securities and Exchange Commission, is the legal representation of the remedy that we propose to offer you as a means to avoid the adverse tax consequences under Section 409A. Principal aspects of the tender offer are:
•     Finisar will raise the exercise price of each of your Discounted Options to be equal to the lower of the fair market value of our common stock on the day after the tender offer closes (approximately 30 calendar days after its launch) or the fair market value of our common stock on the revised measurement date for your Discounted Option. In no event will the new exercise price be lower than the current exercise price in effect for that option. In those situations in which your current exercise price for an option is greater than the fair market value of our common stock on the day after the tender offer closes, your existing exercise price for that option will remain unchanged. Your new options with the adjusted exercise prices will not be subject to Section 409A.
•     Each individual who has an option with an exercise price that must be increased to avoid penalties under Section 409A and who participates in and complies with the tender offer will receive an incentive in the form of a restricted stock unit award.
•     You must remain an employee of the Company (or any of its subsidiaries) until the options are replaced following the close of the tender offer.
If you hold affected options, then please watch your email for details of the upcoming tender offer. We will send, via email, to those individuals impacted by Section 409A information on how to access the tender offer documents and how to participate in the tender offer once it is launched. The tender offer documentation is important and outlines specific actions that must be taken by you by specific deadlines.
Your Discounted Options have been designated as “Inactive” on your account at E*Trade. Although employees may resume option exercises now, it may not be in your best interest to exercise these options to the extent they vested after December 31, 2004 until they are replaced under the tender offer. If your circumstances require any earlier exercise of your potential Section 409A-covered option, we recommend that you first consult with your personal tax, legal and financial advisors so that you have an understanding of the tax implications that could result from such exercise. We will not be able to help you reduce any tax liability associated with such exercises.
Discounted Options that have been exercised prior to the conclusion of the tender offer are not eligible to be cured under the tender offer. The Company does not intend to reimburse you for any taxes or penalties you may incur if you choose not to participate in the tender offer or if you choose to exercise your options prior to the close of the tender offer. We will shortly be informing you of our proposal with respect to Discounted Options that were exercised prior to the suspension of exercises.
Questions
Some of you will have questions regarding the Discounted Options and Section 409A. We urge you to hold your questions until after you have received additional communications from us, including the formal tender offer documents, which we expect will address most of the questions. We anticipate conducting a presentation (in person or via webcast) once we launch the tender offer to highlight the material terms of the offer.